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EXHIBIT O
Proposed Notice
Pursuant to Rule 22(f)

(Release No. 35-     )


FILINGS UNDER THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 ("ACT")


January   , 1997


	Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

	Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
February   , 1997 to the Secretary, Securities and Exchange Commission,
Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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Consolidated Natural Gas Company, et. al. (70-     )
___________________________________________________

Consolidated Natural Gas Company ("Consolidated"), CNG Tower, 625
Liberty Avenue, Pittsburgh, Pennsylvania, 15222-3199, a registered holding company, and Consolidated's wholly-owned subsidiaries, CNG Energy Services Corporation ("Energy Services") and CNG Power Company ("Power Company"), One Park Ridge Center, P.O. Box 15746, Pittsburgh, Pennsylvania 15244-0746, have filed an application-declaration pursuant to Sections 6, 7, 9, 10, 12, 13 and 32 of the Act and Rules 43, 45, 53, 54, 83, 87, 90, and 91 thereunder.

	Consolidated proposes that Power Company become the primary vehicle for the Company to invest in exempt wholesale generators ("EWGs"), as defined in
Section 32(a) of the Act, within the United States. Investments in EWGs by Power Company will be made using internally generated funds of Consolidated and will accordingly be outside the authorizations sought and subject to the limitations of Rule 53 promulgated under the Act. It is anticipated that the aggregate amount of investments in EWGs by Power Company during the period ending December 31, 2002 would not exceed $150 million.

	Request is made for authority, through December 31, 2002, for CNG Power to form and finance wholly-owned, intermediate subsidiary companies ("Intermediate Companies") so that they may acquire interests in, finance the acquisition of and hold the securities of EWGs. Intermediate Companies may acquire interests in other corporations, joint ventures, partnerships, limited liability companies and other investment entities created for the purpose of investing in EWGs. An Intermediate Company may be organized at the time of the making of


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bids or proposals to acquire an interest in any EWG or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest of an EWG.


	CNG Power further requests authority for the period ending December 31, 2002, to acquire an ownership interest, which may be up to 100% of the voting or non-voting stock or other equity interest, in one or more corporations (including Intermediate Companies), partnerships, limited liability companies or other like entities established for the sole purpose of engaging in EWG activities. The organizational documents governing such entities will expressly limit their activities to EWG activities. the financing of these wholly-owned subsidiaries would mirror the financing provided by Consolidated and/or Energy Services to CNG Power for the purpose of the subject investment.

	It is anticipated that most intra-system financings among, and external financings of, CNG Power and its subsidiaries will be exempt pursuant to Rule 52 under the Act. However, there may arise the need to issue securities in a transaction with respect to which an exemptive rule under the Act might not apply. Such securities would encompass interests in partnerships, joint ventures or other entities, and all other types of equity instruments regardless of preference with respect to, or conditioned on, distributions of the issuer upon liquidation or otherwise. Fees, commissions and expenses expected to be incurred in connection with the issuance of such securities will not exceed (a) those amounts prescribed by statute or regulation, in the case


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of filing or registration fees charged by governmental agencies; (b) cost, in the case of fees and/or expenses charged by CNG System associates; or (c) in all other cases, fair, reasonable and customary fees and commissions at market rates, comparable to those incurred in similar transactions by similar companies, and arrived at in a negotiated, competitive and/or arms-length manner. Fees, commissions and expenses of any underwriter that may be incurred with respect to such securities will not exceed those amounts generally paid at the time of pricing for sales of such securities issued by companies of comparable credit quality and having similar terms, conditions and features.

	It is proposed for CNG Power and Energy Services to raise funds for the proposed transactions for which authorization is requested by (i) selling shares of their respective common stock, ($1,000 par value per share for CNG Power and $10,000 par value for Energy Services), for up to $10,000 per share, to their respective parent company (Energy Services in the case of CNG Power and Consolidated in the case of Energy Services), (ii) open account advances from their respective parent as described below, or (iii) long-term loans from their respective parent, in any combination thereof. Any providing of funds by Consolidated to Energy Services, and by Energy Services to CNG Power, can be in any combination of these three forms of financing; and any financing between CNG Power and its subsidiaries utilizing such Consolidated and/or Energy Services sourced funds will be in the same combination of forms that exists between its parents and their respective subsidiary in the transaction which causes CNG Power to obtain such funds. Consolidated will obtain the funds required for CNG Power to acquire interests in EWGs through internal cash generation.

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	The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

1.	Open account advances may be made to CNG Power or Energy Services, as the case may be, on a revolving basis to provide working capital and to finance the activities authorized by the Commission. Open account advances will be made under letter agreement with the borrower and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Only outstanding amounts of open account advances will be calculated against any cap on financing described herein.

2.	The parent company may make long-term loans to Energy Services or CNG
Power, as the case may be, for the financing of its activities. Loans shall be evidenced by long-term non-negotiable notes of the borrower (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers


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indicative rate for comparable debt issuances published in Salomon
Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.

	Application is also made for Consolidated, Energy Services, CNG Power and its subsidiaries, including Intermediary Companies, to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries (including EWGs) to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, Energy Services, CNG Power and its subsidiaries at any one time will be $150 million. Credit support authorization would be for the period ending December 31, 2002.

	Energy Services and its affiliates may perform services or construction for, or sell goods to, an EWG in which CNG Power has acquired an interest.
Such services, construction and goods may be provided at market rates (determined by arms-length negotiation or competitive bidding) if the EWG does not provide services, construction or goods directly or indirectly to Consolidated System utility affiliates located in the United States.

	Energy Services and its affiliates may contract with Consolidated associate companies in order to provide the above services, construction and goods. Services, construction and goods obtained from domestic utility


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associates would be at cost.  Services, construction and goods from nonutility associates may be at either cost or market; provided, however, that services, construction and goods from nonutility associates substantially involved in the provision of services, construction or goods to Consolidated domestic utility associates would be at cost.

	As of the date of filing of this Application, Energy Services had 4,000 shares of common stock, $1.00 par value per share, authorized. In order to accommodate future financings including those requested herein, application is also made to increase Energy Services' equity authorization to 50,000 shares of common stock, $1.00 par value per share. If, as anticipated, each additionally authorized share would be issued for $10,000 per share, this would allow sufficient certificate of incorporation authorization to consummate up to an aggregate of $460 million in additional equity financing for the purposes described herein and for other purposes previously authorized or exempt.

____________________________________

	For the Commission, by the Division of Investment Management,

pursuant to delegated authority.

Jonathan G. Katz
Secretary